

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

Via E-mail
Joseph T. Johnson
Senior Vice President and Chief Financial Officer
CNL Healthcare Properties, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, FL 32801

>   **Re: CNL Healthcare Properties, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 27, 2013**
>   **File No. 000-54685**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 7 that you acquire wholly-owned properties subject to long-term triple-net leases. In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Redemption Plan, page 4

2.   We note that you honored one redemption request at a price of $9.99 per share. This amount does not appear to be consistent with the terms of your redemption plan. Please advise.

Risk Factors, page 9

3.	In future Exchange Act periodic reports, please add a risk factor in the main risk factors section disclosing that for the year ended December 31, 2012, distributions were not covered by either cash flow from operations or funds from operations, and disclose the coverage percentage based on total distributions paid, not just cash distributions.

"Significant tenant lease expirations may decrease the value of our investments," page 16

4.	In future Exchange Act periodic reports, please name any tenants in 5% or more of your rentable space.

Item 2. Properties, page 39

5.	In future Exchange Act periodic reports, please include a schedule of lease expirations for each of the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

6.	In future Exchange Act periodic reports, to the extent you engage in development of your properties, and to the extent such development is material, please provide disclosure regarding your anticipated completion date, costs incurred to date, and budgeted costs.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information, page 44

Distributions, page 44

7.	In future Exchange Act periodic reports, please add a sentence to your distributions section disclosing the relationship of total distributions paid in the year ended December 31, 2012 to net income or funds from operations for the year ended December 31, 2012.

8.	We note your disclosure in footnote 2 on page 45 that you funded 100% of total cash distributions declared to stockholders with proceeds from your offering. In future Exchange Act periodic reports, please also provide the percentage of distributions paid based on total distributions paid and not just cash distributions paid.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Attorney-Advisor

cc: Stephen H. Mauldin
        Chief Executive Officer
        Via E-mail